November 30, 2004

Via US Mail and Facsimile

Charles M. Sonsteby
Chief Financial Officer
Brinker International
6820 LBJ Freeway
Dallas, Texas 75240

Re:	Brinker International
	Form 10-K for the year ended June 30, 2004
	Commission file #:  1-10275

Dear Mr. Sonsteby:

      We have reviewed your October 26, 2004 response letter and have the following comments. Where expanded or revised disclosure is requested, you may comply with these comments in future filings. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. We also ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. We look forward to working with you in these respects and welcome any questions you may have about any aspects of our review.

* * * * * * * * * * *
Note 4 - Goodwill and Intangibles

1. We note your response to our prior comment #6. You state that the acquisition of the development rights resulted in incremental revenues that you would have otherwise not received as the agreement allowed you to retain the entire revenue stream (4% for royalties rather than 2%). However, it appears that the franchisees would look to you as the principal in the franchise agreements, as you provided the Chili`s name, restaurant design and specifications, menu, business processes, and updates thereto. Therefore, please tell us why you believe it was appropriate to recognize revenues on a net, rather than gross, basis from these franchisees prior to the 1998 termination of the master development rights agreement. Analogy is made to guidance in EITF 99-19. Also, tell us whether you were a party to the franchise contracts, whether you had latitude in establishing pricing for the franchise contracts, and whether you were involved in the determination of product or service specifications. As part of your response, please also furnish us a copy of the Master Development Rights Agreement and amendments thereto, with PAC-AM.


2. You state that termination of the developer agreement provided for
potential incremental revenues from new franchisees in a region.
We
note, however, that any incremental revenues from new franchisees would not have been derived as a direct result of the termination of the developer agreement, but rather from your own subsequent efforts
to obtain such new franchisees.  Therefore, we do not believe it is
appropriate to attribute these incremental revenues to the termination of the developer agreement. With regard to EITF 04-1, Issue 2, View C states that the amount paid to reacquire rights is an asset if it provides future benefit in the form of incremental cash
flows.  FASB Concept 6 more clearly requires that an asset
contribute
to future net cash inflows of an entity. Had you originally accounted for revenues from Pacific Rim franchisees on a gross basis as the principal in the agreements, the termination of the
developer
agreement would not have directly contributed to cash inflows, but instead would have eliminated future cash outflows to the developer.
In this case, the accounting is analogous to the termination of a management agreement. Reference is made to paragraphs 14 and 16 of
SFAS 146, which state that contract termination costs should be expensed, as you do not receive future economic benefit (i.e., management and further development of the territory by the developer)
from the termination payment. Please reconsider your position and adjust your historical financial statements, as appropriate.
* * * * * * * * * * *

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      	You may contact Amy McGann at 202-942-2885 or Joseph
Foti
and 202-942-1952 if you have questions regarding comments on the financial statements and related matters or me at 202-942-1995 with any other questions.

								Sincerely,



								David R. Humphrey
								Branch Chief

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Brinker International
November 30, 2004
Page 1